Contact

www.linkedin.com/in/robert-costanzo-48128317 (LinkedIn)

Top Skills

Defense Contracting
International Logistics
Consultant Liaison

Robert Costanzo

Founding Member at Beeotto LLC "On Air On Line On All The Time" tm
North Haven

Summary

Management, Consulting, Logistics

Experience

Beeotto LLC "On Air On Line On All The Time" tm
Founding Member
January 2020 - Present (2 years 5 months)
North Haven, Connecticut, United States

COO, Project Coordinator at Beeotto, LLC, the relaunch of America's First Nationwide Community of Small Business owners advertising agency. It is a subscription based advertising and marketing platform that provides turnkey services to 30 Million Mom and Pop Main Street shop owners. It offers small businesses access to the same digital and video advertising avenues (TV, Streaming, Websites, Social Media, Marketplace, emailing etc) at a very affordable cost, available to big business in one of 3 packaged plans. There is no learning curve for merchants, they simply fill out a questionnaire, sign and go back to running their business. We do the rest. As the original founder of BThrifty in 2008, extensive experienced in the digital ad space was gained and now applied to the new company Beeotto. BThrifty was the beta version for Beeotto. BThrifty in 2009, was valued at $18,800,000.

Centurion of CT LLC
Managing Member
February 2003 - Present (19 years 4 months)
New Haven County, Connecticut, United States

Gateway Real Estate Management
Partner
April 1978 - Present (44 years 2 months)
New Haven County, Connecticut, United States

Property Management -Commercial & Multi-Family Residential

Rizzo Construction Corporation

Project Consultant / Coordinator
January 2013 - December 2018 (6 years)
Danbury, Connecticut, USA

Navistar Defense LLC
Project Consultant
January 2012 - November 2018 (6 years 11 months)
Washington, District of Columbia, United States

Project Consultant - Classified

Health Care Solution Team
Regional Representative
November 2009 - October 2010 (1 year)
Southern CT

Independent licensed broker offering affordable health care insurance to the self employed and small business owner.

BT Maketing
Regional Account Representative
January 2008 - June 2009 (1 year 6 months)
Connecticut, United States

Media Marketing Research & Development - BETA roll-out

NEFB.CO
President - CEO
October 1977 - January 2003 (25 years 4 months)
West Haven & Guilford, Connecticut, USA

HOSPITALITY - Ground-up co-founder of full service Steak & Seafood Restaurant - Bar - Cocktail Lounge - Banquet Facility

Chuck's SteakHouse / L.A. East, Inc. / L.A. South, Inc.
General Manager
December 1969 - June 1976 (6 years 7 months)
East Haven, Connecticut & Fort Lauderdale, Florida, USA

HOSPITALITY - Management of all phases of daily operations for busy, premiere steakhouse restaurant, bar and lounge in multi locations.

Education

Southern Connecticut State University

98.6, Business Administration and Management, General · (September 1971 - December 1974)

Notre Dame High School, West Haven, CT

· (1968 - 1971)